                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K




[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   For the fiscal year ended December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

               For the transition period from ________ to ________


Commission file number   0-16998
                        ----------

A.    Full title of the plan:


                    DRUG EMPORIUM, INC. EMPLOYEES 401(K) PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Drug Emporium, Inc.
                            155 Hidden Ravines Drive
                                Powell, OH 43065

                              REQUIRED INFORMATION

In lieu of the requirements of Items 1-3 of Form 11-K, the Drug Emporium, Inc. Employees 401(k) Plan which is subject to the requirements of the Employee Retirement Income Security Act of 1974, ("ERISA"), is filing herewith the plan financial statements and schedules in accordance with the financial reporting requirements of ERISA.

a)   Financial Statements

     Report of Independent Auditors

     Statements of Net Assets Available
        for Benefits

     Statement of Changes in Net Assets
        Available for Benefits

     Notes to Financial Statements

     Supplemental Schedule:

       Assets Held for Investment Purposes

b)   Exhibits

       (23.1)  Consent of Independent Auditors



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                   DRUG EMPORIUM, INC. EMPLOYEES 401(K) PLAN



Date: June 26, 2001           /s/ Terry L. Moore
      ---------------         ----------------------------
                              Terry L. Moore, Chief Financial Officer

                          Audited Financial Statements
                                  and Schedule

                          Drug Emporium, Inc. Employees
                                   401(k) Plan

                       December 31, 2000 and 1999 and for
                        the Year ended December 31, 2000
                       with Report of Independent Auditors



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                    Drug Emporium, Inc. Employees 401(k) Plan

                          Audited Financial Statements
                                  and Schedule


                       December 31, 2000 and 1999 and for
                        the Year ended December 31, 2000




                                    CONTENTS

Report of Independent Auditors ..........................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits .........................2
Statement of Changes in Net Assets Available for Benefits ...............3
Notes to Financial Statements ...........................................4

Supplemental Schedule

Schedule of Assets Held for Investment Purposes.........................10

                         Report of Independent Auditors

Administrative Committee of the
  Drug Emporium, Inc.
  Employees 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Drug Emporium, Inc. Employees 401(k) Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                          /s/ Ernst & Young LLP

June 26, 2001


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                               Drug Emporium, Inc.
                              Employees 401(k) Plan

                 Statements of Net Assets Available for Benefits

                                                                       DECEMBER 31
                                                                 2000               1999
                                                             ------------        -----------
Investments, at fair value:

           Scudder Cash Investment Trust                     $     5,044         $     2,971
           Scudder Stable Value Fund                           2,393,508           2,349,097
           Scudder Income Fund                                   380,772             297,332
           Scudder Pathway Balanced Portfolio                  1,901,514           2,002,014
           Scudder Pathway Conservative Portfolio ..             181,298             158,828
           Scudder Pathway Growth Portfolio                    1,094,874           1,035,685
           Stock Index Fund                                      918,532             636,793
           Scudder Small Co. Value Fund                             --                35,556
           Scudder Large Co. Growth Fund                         119,658                --
           Scudder Growth and Income Fund                      5,184,737           5,645,184
           Scudder International Fund                            891,931             953,413
           Scudder Development Fund                            1,131,927           1,074,986
           Scudder Personal Access Fund                          206,970                --
           Scudder 21st Century Growth Fund                      170,175                --
           Drug Emporium, Inc. Common Stock                      159,298             578,673
           Loan Fund                                             398,152             388,646
                                                             -----------         -----------

Total investments                                             15,138,390          15,159,178

Receivables:
      Employer's contributions                                      --               150,000
      Participants' contributions                                 25,554              92,675
                                                             -----------         -----------
                                                                  25,554             242,675
                                                             -----------         -----------

Net assets available for benefits                            $15,163,944         $15,401,853
                                                             ===========         ===========


See accompanying notes.

                               Drug Emporium, Inc.
                              Employees 401(k) Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2000


Additions:
    Contributions from participants                             $ 2,396,490
    Contributions from employer                                         580
    Rollover contributions                                          148,785
    Investment income:
          Net depreciation in fair value of investments          (2,624,372)
          Interest and dividend income                            1,295,696
                                                                -----------
                                                                  1,217,179

Deductions:
    Benefits paid to participants                                 1,451,078
    Administrative expenses                                           4,010
                                                                -----------
                                                                  1,455,088
                                                                -----------

Net decrease in net assets                                         (237,909)

Net assets available for benefits,
    beginning of year                                            15,401,853
                                                                -----------

Net assets available for benefits,
    end of year                                                 $15,163,944
                                                                ===========

See accompanying notes.

                    Drug Emporium, Inc. Employees 401(k) Plan

                          Notes to Financial Statements

                                December 31, 2000

1. DESCRIPTION OF THE PLAN

The following description of the Drug Emporium, Inc. Employees 401(k) Plan
(Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all employees of Drug Emporium, Inc. and its subsidiaries (the Company) who have at least one year of service, are age twenty-one or older and have worked 1,000 hours or more. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may contribute up to 15% of annual compensation limited to the maximum permitted by the Internal Revenue Code. The Company may make discretionary matching contributions, as approved by the Company's Board of Directors.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of the Company's discretionary contributions and Plan earnings. Allocations are based on participant earnings on account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's discretionary contribution portion of their accounts plus actual earnings thereon is based on years of vesting service. A participant is 100 percent vested after four years of credited service.


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



                    Drug Emporium, Inc. Employees 401(k) Plan

                          Notes to Financial Statements

                                December 31, 2000

1. DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS

The Plan's investments are held by Scudder Trust Company. Upon enrollment, a participant may direct employee and employer contributions to any of the Plan's fund options.

Scudder Stable Value Fund -- A collective investment trust which invests primarily in high-quality instruments, including guaranteed investment contracts, bank investment contracts, money market instruments, and synthetic contracts. These synthetic contracts are composed of triple-A-rated securities and high-quality bond portfolios wrapped by insurance companies or banks rated AA or higher.

Scudder Income Fund -- A mutual fund that invests primarily in high-grade corporate bonds and government securities.

Scudder Pathway Conservative Portfolio -- A mutual fund that invests in a mix of other Scudder mutual funds. The portfolio is typically invested 40%-80% in bond funds, 20%-50% in stock funds, and 0%-15% in stable value funds.

Scudder Pathway Balanced Portfolio -- A mutual fund that invests in a mix of other Scudder mutual funds. The portfolio is typically invested 40%-70% in stock funds, 25%-60% in bond funds, and 0%-10% in stable value funds.

Scudder Pathway Growth Portfolio -- A mutual fund that invests in a mix of other Scudder mutual funds. The portfolio is typically invested 60%-90% in stock funds, 10%-40% in bond funds, and 0%-5% in stable value funds.

Scudder Stock Index Fund - A collective investment trust that invests in either S&P 500 stocks or mutual funds that mirror the S&P 500 in their weightings

Scudder Small Company Value Fund - A mutual fund that primarily invests in undervalued common stocks of small companies.

Scudder Growth and Income Fund --A mutual fund that primarily invests in common and preferred stocks of established companies.

Scudder International Fund -- A mutual fund that primarily invests in foreign stocks of established companies.

                    Drug Emporium, Inc. Employees 401(k) Plan

                          Notes to Financial Statements

                                December 31, 2000

1. DESCRIPTION OF THE PLAN (CONTINUED)

Scudder Development Fund -- A mutual fund that typically invests in the stock of small, emerging, or developing companies.

Scudder Large Company Growth Fund -- A mutual fund that primarily invests in the stocks of medium-to large-sized U.S. companies.

Scudder 21st Century Growth Fund -- A mutual fund that invests at least 80% of its total assets in common stocks of companies that are similar to those in the Russell 2000 Unmanaged Index.

Scudder Personal Access Fund -- A mutual fund that allows participants to buy and sell Scudder mutual funds not currently available in the Plan, as well as other mutual funds offered by a variety of fund families. Participants can also purchase individual stocks and bonds.

Drug Emporium, Inc. Common Stock -- Funds are invested in shares of Drug Emporium, Inc., Common Stock through an investment company.

PARTICIPANT LOANS RECEIVABLE

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment funds and the loan fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate determined monthly. Principal and interest is paid ratably, through bi-weekly payroll deductions.

DISTRIBUTION OF BENEFITS

Participants, or their beneficiaries, are entitled to receive 100% of their vested value of his or her account upon termination, normal retirement (age 65), early retirement (age 59 1/2), death, or total and permanent disability.

                    Drug Emporium, Inc. Employees 401(k) Plan

                          Notes to Financial Statements

                                December 31, 2000

1. DESCRIPTION OF THE PLAN (CONTINUED)

PLAN TERMINATION

Except for a termination of the Plan that could occur as a result of a merger of the Plan relating to a combination or acquisition of the Company stemming from the bankruptcy proceedings (see Note 5), there is no present intention to terminate the Plan. The Company has the right under the Plan to discontinue and to terminate the Plan subject to the provisions of ERISA. In the event of a termination or partial termination of the Plan, the right of each participant to benefits accrued to the date of such termination or partial termination shall be nonforfeitable.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING AND PRESENTATION

The accounting records of the Plan are maintained on an accrual basis. The Plan includes participants who are employees of Drug Emporium, Inc. and its subsidiaries.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

ADMINISTRATIVE EXPENSES

Substantially all administrative expenses of the Plan are paid by the Company.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. The shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The fair value of the Company's common stock is based on quoted market values. The participant loans are valued at cost which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.


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



                    Drug Emporium, Inc. Employees 401(k) Plan

                          Notes to Financial Statements

                                December 31, 2000

2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

INVESTMENT VALUATION AND INCOME RECOGNITION

During 2000, the Plan's investments (including investments bought, sold, exchanged, as well as held during the year) depreciated in fair value as follows: common stock, ($606,828) and mutual funds, ($2,017,544).

3. INCOME TAX STATUS

The Internal Revenue Service ruled January 18, 1995 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Subsequent to the receipt of this determination letter, the Plan was amended and restated on March 24, 1997. The Plan has applied for but has not received a determination letter from the Internal Revenue Service stating that the amended and restated Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC). However, the Plan Administrator represents that the plan is qualified and, therefore, is exempt from tax. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status."

4. TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 2000 and 1999, the Plan owned 339,638 and 130,404 shares of the Company's common stock, respectively. The Plan purchased 245,556 and 54,761 shares in 2000 and 1999 for $348,503 and $298,670, respectively. The Plan sold 36,272 and 49,996 shares in 2000 and 1999 for $93,204 and $398,504, respectively. At December 31, 2000, the market value of Drug Emporium, Inc. Common Stock was approximately $0.46 per share. There were no cash dividends received during the years ended December 31, 2000 and 1999 from the Company.

                    Drug Emporium, Inc. Employees 401(k) Plan

                          Notes to Financial Statements

                                December 31, 2000

5. SUBSEQUENT EVENTS

On March 26, 2001, Drug Emporium, Inc. and its subsidiaries (the Plan Sponsor) filed a petition for reorganization under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Ohio. Although bankruptcy proceedings are continuing, it is expected that the stockholders of the Company will have their shares of common stock cancelled and will receive nominal or, more likely, no consideration for their shares. Subsequent to March 26, 2001, the Company's stock was eliminated as an investment option for future contributions. At June 26, 2001 the Company's common stock was valued at $.005 per share. All assets of the Plan are held in trust and are protected from the creditors of the Company.

As of March 31, 2001, the date of the latest available trust statements, the Plan's net assets available for benefits decreased in value to $12,794,000 primarily as a result of withdrawals and distributions to participants of $1,315,000 and a net depreciation in the fair value of investments of $1,734,000. The fair value of Plan assets has continued to decline subsequent to March 31, 2001 as a result of a continuing decline in the fair value of investments and distributions related to employee terminations resulting from the sale of stores and other actions pursuant to the bankruptcy proceedings.



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





                               Drug Emporium, Inc.
                              Employees 401(k) Plan
                           EIN 31-1064888 Plan No. 001
        Schedule H, 4i - Schedule of Assets Held for Investment Purposes

                                December 31, 2000

  IDENTITY OF ISSUE, BORROWER                   DESCRIPTION              FAIR
    LESSOR OR SIMILAR PARTY                      OF ASSET                VALUE
------------------------------------------------------------------------------------------------------------
Cash Investment Trust                            5,044 Shares         $     5,044
Stable Value Fund                            2,393,508 Shares           2,393,508
Income Fund                                     30,365 Shares             380,772
Pathway Balanced Portfolio                     157,933 Shares           1,901,514
Pathway Conservative Portfolio                  15,197 Shares             181,298
Pathway Growth Portfolio                        75,249 Shares           1,094,874
Stock Index Fund                                24,678 Shares             918,532
Large Company Growth Fund                        3,614 Shares             119,658
Growth and Income Fund                         214,689 Shares           5,184,737
International Fund                              17,729 Shares             891,931
Development Fund                                36,326 Shares           1,131,927
Personal Access Fund                           206,970 Shares             206,970
21st Century Growth Fund                         7,725 Shares             170,175
Drug Emporium, Inc. Common Stock               339,754 Shares             159,298
Participant Loans                        7.75% - 8.50% par                398,152
                                                                      -----------
Total Investments                                                     $15,138,390
                                                                      ===========

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